Mail Stop 3561

October 28, 2008

Edward J. Byrnes
Chief Financial Officer
Genius Products, Inc.
2230 Broadway
Santa Monica, CA 90404

> **Re: Genius Products, Inc.**
> **File No. 000-27915**
> **Form 10-K: For the fiscal year ended December 31, 2007**

Dear Mr. Byrnes:

We have reviewed your October 10, 2008 correspondence and have the following comments. We ask you to revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for sales returns, price protections, customer discounts, customer deductions, and bad debts, page 18

1. We have reviewed your responses to our prior comment numbers one and two. We note from your response to our prior comment number one that the Distributor permits its customers to return any products sold to them, regardless of the amount of product returned or the timing of returns relative to the date of the original sale. In this regard, it appears that the Distributor's management must estimate the amount of product that may not be sold to an end user by the

Distributor's customers, in order to estimate the appropriate allowance for sales returns that should be recorded at the time of sale. Given the degree of judgment and complexity of assumptions required to estimate the amount of sales returns, as well as the impact the estimate of sales returns has on the Distributor's reported results of operations, we believe you should expand your "Critical Accounting Policies" disclosure regarding the Distributor's allowance for sales returns to provide detailed information including, but not limited to, the following:

- how the Distributor has arrived at its estimates of the sales return allowance recorded for the periods presented in your financial statements – including the method of estimation, the material judgments and assumptions underlying the Distributor's method of estimation, the basis of the Distributor's material judgments and assumptions, and known factors impacting the Distributor's assumptions and/or estimates;
- how accurate the Distributor's estimates of returns and the underlying assumptions have been in the past;
- how much the Distributor's estimates of returns and the underlying assumptions have changed in the past;
- whether the Distributor's estimates of returns and/or the underlying assumptions are reasonably likely to change in the future, as well as why such estimates and/or assumptions bear the risk of change;
- the uncertainties that could materially affect the Distributor's estimates of the sales return allowance or underlying assumptions (e.g., underachievement in sales of certain titles by your customers);
- the likelihood that materially different amounts would be reported under different conditions or assumptions.

With regard to your discussion of the accuracy of the Distributor's estimates and assumptions in the past, please specifically compare, on a separate basis, the actual sales returns related to sales occurring in fiscal year 2006 and fiscal year 2007 to the allowance for sales returns recorded in each of those respective years. In addition, to the extent that there have been material changes in your estimates of returns or the underlying assumptions in the past, or there could be material changes in the future, discuss the factors resulting in such adjustments. Please provide your proposed expanded disclosure as part of your response. Refer to our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Operations" for further guidance.

2. We have reviewed your response to our prior comment number 3, and it appears that the Distributor's estimates of price protection reserves also require management to make significant judgments and assumptions regarding the sales activity of the Distributor's customers. Given that those judgments and assumptions affect the amount of revenue recognized by the Distributor upon consummation of a sales transaction, please expand your "Critical Accounting

Policies" disclosure regarding price protection reserves to provide information similar that which we have requested regarding the Distributor's allowance for sales return estimates. Please provide your proposed expanded disclosure as part of your response. Refer to our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Operations" for further guidance.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief